

April 26, 2012

Via E-mail
Mr. Imad Kamel Yassine
Chief Operating Officer, Chief Financial Officer, Secretary, Treasurer and Director
Bioshaft Water Technology, Inc.
1 Orchard Road, Suite 220
Lake Forest, CA 92630

   RE: **Bioshaft Water Technology, Inc.**
      Form 10-K for the Year ended April 30, 2011
      Filed August 15, 2011
      Form 10-K/A for the Year ended April 30, 2011
      Filed March 20, 2012
      Form 10-Q/A for the Quarter ended October 31, 2011
      Filed April 23, 2012
      Form 10-Q for the Quarter ended January 31, 2012
      Filed March 20, 2012
      File No. 0-52393

Dear Mr. Yassine:

   We have reviewed your response letter dated April 23, 2012 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q/A for the Quarter Ended October 31, 2011

Item 1 - Financial Statements, page 3

1. We have reviewed your response to prior comment two from our letter dated March 26, 2012. We note that you have materially revised the amounts of certain line items presented on the balance sheet and statement of stockholders' deficit as of October 31, 2011, the statements of operations for the three and six months ended October 31, 2011, and the statement of cash flows for the six months ended October 31, 2011. Please further amend

your Form 10-Q to (i) revise your financial statements to provide all the disclosures required by ASC 250-10-50-7, including a clear description of the errors that were detected and subsequently corrected and (ii) label all your financial statements as "restated".

2. Please address the need to file an Item 4.02 Form 8-K.

<u>Item 4 – Controls and Procedures, page 15</u>

3. It appears that management continues to believe that disclosure controls and procedures as of October 31, 2011 were effective. Given your restatements, it is unclear how you reached this conclusion. Please provide us with a comprehensive explanation as to how you considered the definition of disclosure controls and procedures provided in Exchange Act Rule 13a-15(e) in determining that disclosure controls and procedures were effective. Alternatively, please amend the Form 10-Q/A to disclose management's revised conclusions on the effectiveness of your disclosure controls and procedures as of October 31, 2011.

    You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding these comments.

                                             Sincerely,

                                             /s/ Rufus Decker

                                             Rufus Decker
                                             Accounting Branch Chief